November 6, 2019

Antony Leung
Chairman
New Frontier Corp
23rd Floor, 299 QRC
287-299 Queen's Road Central
Hong Kong

       Re: New Frontier Corp
           Preliminary Proxy Materials on Schedule PreR14A
           Filed on October 25, 2019
           File no. 001-38562

Dear Mr. Leung:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Materials on Schedule PRER14A filed on October 25, 2019

Structure Following the Business Combination, page 16

1. We note your response to prior comment four, and the revisions made at pages 15 and 16.
      Your response refers to "the WFOE," United Family Healthcare Management Consulting
      (Beijing) Co., Ltd., however we note your corporate chart refers to a second wholly foreign-owned enterprise, Qingdao United Family Hospital Co., Ltd. Please revise to identify it as such in the diagram and explain the reason for the second WFOE, including the contractual arrangements allowing for its operations, and who will receive its economic benefits.
2. We note your response to prior comment three, and the revisions you have made at page
      15. Please revise here, or in an appropriate section within the body of your prospectus such as "Related Agreements," to describe the material terms of each of the exclusive operations services agreements, spousal consent letters, entrustment agreements of
 Antony Leung
FirstName LastNameAntony Leung
New Frontier Corp
Comapany 6, 2019
November NameNew Frontier Corp
November 6, 2019 Page 2
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FirstName LastName
         shareholder's rights, equity pledge agreements, and exclusive call option agreements, each in favor of UFH, the WFOE. Please also revise, as applicable, to address this comment in light of the comment immediately preceding, with respect to "QDU," whom you have also identified in footnote disclosure at "5" as a WFOE. Please also advise us what consideration you have given to including the agreements as annexes to your proxy materials.
Unaudited Pro Forma Condensed Combined Statements of Operations, page 78

3. We note on page 152 that non-employee directors may be paid up to $500,000 in compensation per fiscal year pursuant to the Incentive Plan proposal which takes effect upon consummation of the business combination. Please give pro forma income statement effect to the factually supportable cost of the Incentive Plan expected to have a continuing impact on the statement of operations. Reference this adjustment to a sufficiently detailed footnote describing the nature and terms of the plan along with a description of how the adjustment amount was calculated.
Fosun Rollover Agreement, page 109

4. We note your response to prior comment 19. Please revise further at page 123 to include the Board's consideration of the factors enumerated in your response to the comment.
         Please also expand upon why the board believes its inability to take defensive measures against a takeover by Fosun Seller "does not present a material risk to shareholders."
Background of the Business Combination, page 117

5. We note your response to prior comment 20, but are unable to determine what first led
         NFC to seek out negotiations with UFH in July, 2018. Please revise or advise.
6. We note disclosure on page 123 indicating negotiations continued between June 12 and
         July 22, 2019, by and among NFC, UFH, TPG Seller, and Ms. Lipson, but find no reference to TPG Seller after these dates. Please revise to clarify why TPG Seller took part in no further negotiations subsequent to July 22, 2019, or advise why no clarification is necessary.
I. General Information
Information about subsidiaries, page F-53

7. We note your response to comment 28 and rephrase our comment. Please disclose the nature of Chindex' investments and respective business operations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         You may contact Kathryn Jacobson, Senior Staff Accountant, at 202-551-3365, or Robert
 Antony Leung
New Frontier Corp
November 6, 2019
Page 3

S. Littlepage, Accounting Branch Chief, at 202-551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff
Attorney, at 202-551-3415, or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257, with any other questions.



                                                          Sincerely,
FirstName LastNameAntony Leung
                                                          Division of
Corporation Finance
Comapany NameNew Frontier Corp
                                                          Office of Real Estate
& Construction
November 6, 2019 Page 3
cc:       Jonathan Rochwarger, Esq.
FirstName LastName